

05041997


SEC MAIL PROCESSING
RECEIVED
AUG 2 6 2005
WASH, D.C.
209
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DORTCH SECURITES & INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10025 West Markham, Suite 145
(No. and Street)

Little Rock, (City) Arkansas (State) 72205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Damon Dortch (501) 224-2453
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 2 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Damon Dortch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dortch Securites & Investments, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President

Title

Notary Public
State of Arkansas
Saline County
Marilyn Wilcox
My Commission Exp. 9-15-07



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


SEC MAIL
RECEIVED
PROCESSING
AUG 26 2005
WASH. D.C.
209
SECTION

DORTCH SECURITIES & INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2005

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Dortch Securities & Investments, Inc.

We have audited the accompanying statement of financial condition of Dortch Securities & Investments, Inc. as of June 30, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dortch Securities & Investments, Inc. as of June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
July 15, 2005

DORTCH SECURITIES & INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2005

ASSETS

Cash and cash equivalents	$ 73,052
Receivable from broker/dealers	45,415
Secured demand note receivable	100,000
TOTAL ASSETS	$ 218,467

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Related party payable	$ 2,500
Commissions payable	10,068
Subordinated liability	100,000
Total Liabilities	$ 112,568
SHAREHOLDERS' EQUITY	
Common stock, no par value; 2,000 shares authorized, 101 shares issued and outstanding	$ 15,000
Additional paid-in capital	85,330
Retained earnings	5,569
Total Shareholders' Equity	$ 105,899
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 218,467

The accompanying notes are an integral part of this financial statement.

DORTCH SECURITIES & INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2005

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company, a wholly owned subsidiary of Dortch Financial Services, Inc. was incorporated in the state of Arkansas on October 4, 1996. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began in May, 1997.

Securities Owned - Securities positions are valued at market value. The resulting difference between cost and market is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DORTCH SECURITIES & INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2005

NOTE 2 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under a subordination agreement at June 30, 2005 is listed below. The subordinated lender is a shareholder of Dortch Financial Services, Inc., the Company's sole owner.

Liability pursuant to secured demand note collateral agreement, 0%, due June 30, 2010	$ 100,000

The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 3 - RELATED PARTY TRANSACTIONS

As previously mentioned, the Company is a wholly-owned subsidiary of Dortch Financial Services, Inc. (DFS). The two companies file consolidated for income tax purposes. DFS is responsible for all income tax liabilities.

DFS pays substantially all overhead and operating expenses on behalf of the Company other than commission expense and clearing and execution charges. Pursuant to a written agreement, the Company reimburses the DFS for these expenses. The expenses incurred to the DFS for the year ended June 30, 2005 are as follows:

Compensation and related benefits	$ 87,929
Occupancy	18,740
Other	14,923
Total	$ 121,592

At June 30, 2005, $2,500 of that amount was owed to DFS.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2005 the Company's net capital and required net capital were $205,299 and $50,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 6%.

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis (when-issued securities), mortgage-backed to-be-announced securities (TBA's) and exchange traded and over the counter options. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

Since the Company enters into the aforementioned transactions only for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate securities transactions, including the aforementioned transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/Dealer. As part of the terms of the agreements between the Company and Clearing Broker/dealer, the Company is required to maintain a deposit with this Clearing Broker/dealer equal to $30,000. This amount is included in receivable from broker/dealers on the statement of financial condition. The Company is also restricted from entering into similar agreements without written consent from their Clearing Broker/dealer.

Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.